

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Susan Lynch
Chief Financial Officer
Vectrus, Inc.
2424 Garden of the Gods Road
Colorado Springs, Colorado 80919

> **Re: Vectrus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 2, 2021**
> **File No. 1-36341**

Dear Ms. Lynch:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services